UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of earliest event reported)
June 14, 2007 (June 14, 2007)



Janus Capital Group Inc.
(Exact name of registrant as specified in its charter)

DELAWARE	**001-15253**	**43-1804048**
(State or other jurisdiction	(Commission	(IRS Employer
of incorporation)	file number)	Identification Number)

151 DETROIT STREET
DENVER, COLORADO 80206
(Address of principal executive offices) (Zip Code)

Registrant's telephone number, including area code
(303) 691-3905

Not Applicable
(Former name or former address if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   **Entry into a Material Definitive Agreement.**

The disclosure under Item 2.03 and Item 3.03 below is incorporated herein by reference.

Item 2.03   **Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant.**

On June 14, 2007, Janus Capital Group Inc. (the "Company") issued and sold $300 million aggregate principal amount of 6.250% Senior Notes due 2012 (the "2012 Notes") and $450 million aggregate principal amount of 6.700% Senior Notes due 2017 (the "2017 Notes" and, together with the 2012 Notes, the "New Notes") pursuant to an underwriting agreement, dated June 7, 2007, between the Company and Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated, as representatives of the several underwriters named therein. A copy of such underwriting agreement was attached as an exhibit to the Company's Current Report on Form 8-K, filed on June 12, 2007. The New Notes are registered under the Company's shelf registration statement on Form S-3 (Registration No. 333-143510).

The 2012 Notes were issued under: (i) an Indenture, dated as of November 6, 2001, between the Company (as successor to Stilwell Financial Inc.) and The Bank of New York Trust Company, N.A. (as successor to The Chase Manhattan Bank), as trustee (the "2001 Indenture"), a copy of which was filed as an exhibit to the Company's Current Report on Form 8-K dated November 7, 2001; and (ii) an Officers' Certificate, dated June 14, 2007 (the "2012 Notes Certificate"), a copy of which is attached hereto as Exhibit 4.1 and incorporated herein by reference. The 2017 Notes were issued under: (i) the 2001 Indenture; and (ii) an Officers' Certificate, dated June 14, 2007 (together with the 2012 Notes Certificate, the "New Notes Certificates"), a copy of which is attached hereto as Exhibit 4.2 and incorporated herein by reference. Copies of the forms of the global notes with respect to the 2012 Notes and the 2017 Notes are attached hereto as Exhibits 4.3 and 4.4 and are incorporated herein by reference.

Interest on the New Notes will be payable semi-annually on June 15 and December 15 of each year, beginning on December 15, 2007. The 2012 Notes will mature on June 15, 2012. The 2017 Notes will mature on June 15, 2017. The terms of the New Notes include an interest rate adjustment covenant (the "Interest Rate Adjustment Covenant") that provides that the interest rate payable on the New Notes will increase by 25 basis points for each level that the Company's debt rating is decreased by Moody's Investors Service, Inc. ("Moody's") from its existing rating of Baa3 or by Standard & Poor's Rating Service ("S&P") from its existing rating of BBB-, up to a maximum increase in the interest rate of 200 basis points over the interest rate payable on the New Notes on the date of their issuance. If, at any time after the interest rate on the New Notes has been adjusted upward, either Moody's or S&P increases its rating of either of the New Notes, then for each level of such increase in the rating the interest rate payable on the applicable New Note will be decreased by 25 basis points, but in no event to a rate less than the interest rate payable on the applicable New Note on the date of their issuance. The interest rate adjustment covenant will permanently terminate (notwithstanding any subsequent decrease in the ratings by either or both rating agencies) if the New Notes become rated Baa2 by Moody's and BBB by S&P (or higher), with a stable or positive outlook.

If the Company experiences a change of control (as defined in the New Notes Certificates) and in connection therewith either of the New Notes become rated below investment grade by S&P and Moody's, the Company must offer to repurchase all of the applicable New Note at a price equal to 101 percent of the principal amount plus accrued and unpaid interest to the repurchase date.

Each of the New Notes may be redeemed prior to maturity at the Company's option in whole or in part at any time at a "make-whole" redemption price. In the case of any such redemption, the Company will also pay accrued and unpaid interest, if any, to the redemption date.

The Indenture contains customary events of default including the failure to pay any principal of (or any premium on) the New Notes, failure to pay interest within 30 days of its due date, and certain bankruptcy related events, upon the occurrence of which the Trustee or the holders of 25% in principal amount of the New Notes may accelerate the entire principal amount of the New Notes to be immediately due and payable.

The legal opinion of Skadden, Arps, Slate, Meagher & Flom LLP with respect to the legality of the New Notes is attached hereto as Exhibit 5.1.

Item 3.03   **Material Modification to Rights of Security Holders.**

The Company has entered into supplemental indentures in order to add the same Interest Rate Adjustment Covenant described in Item 2.03 above to the terms of all its outstanding: (i) 7.750% Senior Notes due June 15, 2009, which were issued pursuant to the 2001 Indenture and an Officers' Certificate, dated as of July 2, 2002; (ii) 5.875% Senior Notes due September 15, 2011, which were issued pursuant to the 2001 Indenture and an Officers' Certificate, dated as of September 18, 2006; and (iii) 6.119% Senior Notes due April 15, 2014 were issued pursuant to an Indenture, dated as of April 24, 2004 between the Company and The Bank of New York Trust Company, N.A. (as successor trustee to JPMorgan Chase Bank) (the "2004 Indenture").

Copies of the First Supplemental Indenture to the 2001 Indenture, dated as of June 14, 2007, between the Company and the Trustee, and the First Supplemental Indenture to the 2004 Indenture, dated as of June 14, 2007, between the Company and the Trustee are attached hereto as Exhibits 4.5 and 4.6, respectively, and are incorporated herein by reference.

Item 8.01   **Other Events.**

On June 14, 2007, the Company issued a press release announcing the issuance and sale of the New Notes. A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Item 9.01   **Financial Statements and Exhibits.**

(d) Exhibits.

4.1	Officers' Certificate of the Company, dated June 14, 2007 (excluding exhibits thereto), pursuant to Sections 201, 203 and 301 of the 2001 Indenture establishing the terms of the 2012 Notes.
4.2	Officers' Certificate of the Company, dated June 14, 2007 (excluding exhibits thereto), pursuant to Sections 201, 203 and 301 of the 2001 Indenture establishing the terms of the 2017 Notes.
4.3	Form of Global Note for the 2012 Notes.
4.4	Form of Global Note for the 2017 Notes.
4.5	First Supplemental Indenture to the 2001 Indenture, dated as of June 14, 2007, between the Company and The Bank of New York Trust Company, N.A. (as successor to The Chase Manhattan Bank).
4.6	First Supplemental Indenture to the 2004 Indenture, dated as of June 14, 2007, between Company and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, dated June 14, 2007, regarding the legality of the New Notes.
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).
99.1	Janus Capital Group Inc. press release, dated June 14, 2007, announcing the issuance and sale of the New Notes.

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Janus Capital Group Inc.

Date: June 14, 2007

By: /s/ Gregory A. Frost

Senior Vice President and Chief Financial Officer

4

EXHIBIT INDEX

Exhibit No.	Document
4.1	Officers' Certificate of the Company, dated June 14, 2007 (excluding exhibits thereto), pursuant to Sections 201, 203 and 301 of the 2001 Indenture establishing the terms of the 2012 Notes.
4.2	Officers' Certificate of the Company, dated June 14, 2007 (excluding exhibits thereto), pursuant to Sections 201, 203 and 301 of the 2001 Indenture establishing the terms of the 2017 Notes.
4.3	Form of Global Note for the 2012 Notes.
4.4	Form of Global Note for the 2017 Notes.
4.5	First Supplemental Indenture to the 2001 Indenture, dated as of June 14, 2007, between the Company and The Bank of New York Trust Company, N.A. (as successor to The Chase Manhattan Bank).
4.6	First Supplemental Indenture to the 2004 Indenture, dated as of June 14, 2007, between Company and The Bank of New York Trust Company, N.A. (as successor to JPMorgan Chase Bank).
5.1	Opinion of Skadden, Arps, Slate, Meagher & Flom LLP, special counsel to the Company, dated June 14, 2007, regarding the legality of the New Notes.
23.1	Consent of Skadden, Arps, Slate, Meagher & Flom LLP (included as part of Exhibit 5.1).
99.1	Janus Capital Group Inc. press release, dated June 14, 2007, announcing the issuance and sale of the New Notes.